FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For May 16, 2003

Commission File Number	333-98233

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

500, 630 — 4th Avenue S.W., Calgary, Alberta, Canada, T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Signatures
PRESS RELEASE
FORM 27 MATERIAL CHANGE REPORT

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documentation is being submitted herewith:

     (a) Press Release dated May 7, 2003;

     (b) Material Change dated May 16, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST by its Administrator PARAMOUNT ENERGY OPERATING CORP.

Date: May 16, 2003	By: /s/ Cam R. Sebastian

Name: Cam R. Sebastian Title: Vice President, Finance and Chief Financial Officer

PRESS RELEASE

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

PARAMOUNT ENERGY TRUST ANNOUNCES EQUITY FINANCING

May 7, 2003 - Paramount Energy Trust (“PET”) (TSX – PMT.UN) is pleased to announce that it has filed a preliminary prospectus and entered into an agreement to sell 4,350,000 Trust Units at $12.65 each to raise gross proceeds of $55,027,500 on a bought deal basis. PET has granted the underwriters an option (the “Underwriters’ Option”), exercisable in whole or in part prior to closing, to purchase up to an additional 650,000 Trust Units at the same offering price. Should the Underwriters’ Option be fully exercised, the total gross proceeds of the financing will be $63,250,000. The issue will be offered in all provinces of Canada. Closing of the offering is expected to occur on May 30, 2003, subject to regulatory approvals. Purchasers of Trust Units under this offering will be entitled to receive the distribution to be paid on or about June 16, 2003 to unitholders of record on May 30, 2003.

The net proceeds of this offering will be used by PET to repay a portion of its indebtedness incurred to fund development expenditures and the recently completed property acquisitions. In addition, the offering will strengthen PET’s balance sheet and facilitate future acquisitions and ongoing development activities on PET’s existing assets.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust. PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

For further information with respect to PET please visit our website at www.paramountenergy.com. or contact:

Paramount Energy Operating Corp.

Susan L. Riddell Rose
President and Chief Operating Officer

.../2

Or

Cameron R. Sebastian
Vice President, Finance and CFO

Or

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Telephone: Facsimile: E-mail:	(403) 269-4400 (403) 269-6336 info@paramountenergy.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust
500, 630 — 4th Avenue SW
Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

May 07, 2003

ITEM 3 News Release:

A news release was issued on May 07, 2003.

ITEM 4 Summary of Material Change:

On May 07, 2003, Paramount Energy Trust (“PET”) (TSX — PMT.UN) announced that it had filed a preliminary prospectus and entered into an agreement to sell 4,350,000 Trust Units at $12.65 each to raise gross proceeds of $55,027,500 on a bought deal basis. PET has also granted the underwriters an option (the “Underwriters’ Option”), exercisable in whole or in part prior to closing, to purchase up to an additional 650,000 Trust Units at the same offering price.

ITEM 5 Full Description of Material Change:

PET has filed a preliminary prospectus and entered into an agreement to sell 4,350,000 Trust Units at $12.65 each to raise gross proceeds of $55,027,500 on a bought deal basis. PET has granted the Underwriters’ Option, exercisable in whole or in part prior to closing, to purchase up to an additional 650,000 Trust Units as the same offering price. Should the Underwriters’ Option be fully exercised, the total gross proceeds of the financing will be $63,250,000. The issue will be offered in all provinces of Canada. Closing of the offering is expected to occur on May 30, 2003, subject to regulatory approvals. Purchasers of Trust Units under this offering will be entitled to receive the distribution to be paid on or about June 16, 2003 to unitholders of record on May 30, 2003.

The net proceeds of this offering will be used by PET to repay a portion of its indebtedness incurred to fund development expenditures and the recently completed property acquisitions. In addition, the offering will strengthen PET’s balance sheet and facilitate future acquisitions and ongoing development activities on PET’s existing assets.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer, or Gary C. Jackson, Land, Legal and Acquisitions, or Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 16th day of May, 2003.

PARAMOUNT ENERGY TRUST

Per: /s/Cam R. Sebastian

Cam R. Sebastian, Vice President, Finance and Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.